[CRIIMI MAE Inc. Letterhead]


April 16, 2001


Securities and Exchange Commission
450 Fifth Avenue Street, N.W.
Washington, D.C. 20549

                Re:      CRIIMI MAE Inc.
                         Amended Application for Qualification of Indenture on
                           Amendment No. 2 to Form T-3
                         File No.: 022-22499

Dear Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, CRIIMI MAE Inc. (the "Company") hereby respectfully requests acceleration of effectiveness of its Form T-3, as amended (File No. 022-22499) relating to its 11.75% Series A Senior Secured Notes due 2006, so that such Form T-3 and all amendments thereto, shall become effective at 9:00 a.m. on April 17, 2001, or as soon thereafter as practicable.



                                             Very truly yours,

                                             CRIIMI MAE Inc.



                                              By: /s/ David B. Iannarone
                                                  -----------------------
                                                  David B. Iannarone
                                                  Executive Vice President

Cc:      Kim Ramsey, Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         Rajat Shah, Akin, Gump, Strauss, Hauer & Feld, L.L.P.